Exhibit 5.2

Davis Polk & Wardwell llp Paseo de la Castellana, 41 28046 Madrid davispolk.com

February 23, 2022

Codere Online Luxembourg, S.A.
7 rue Robert Stümper
L-2557 Luxembourg
Grand Duchy of Luxembourg

Ladies and Gentlemen:

Codere Online Luxembourg, S.A., a company organized under the laws of Luxembourg (the “Company”), is filing with the Securities and Exchange Commission a Registration Statement on Form F-1 (the “Registration Statement”) and the related prospectus (the “Prospectus”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), 37,000 warrants (the “Warrants”) to purchase ordinary shares of the Company, nominal value €1.00 per share (the “Ordinary Shares”), and 8,034,500 Ordinary Shares (including 37,000 Ordinary Shares that are issuable by the Company upon exercise of the Warrants).

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinion expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vi) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion, assuming that the Warrant Agreement dated December 7, 2020 between Codere Online U.S. Corp (formerly, DD3 Acquisition Corp. II) (“DD3”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by the Assignment, Assumption and Amendment Agreement dated November 30, 2021 among DD3, the Company and the Warrant Agent, governing the Warrants (as amended, the “Warrant Agreement”) has been duly authorized, executed and delivered by DD3, the Company and the Warrant Agent, and such Warrants have been duly authorized, executed, issued and delivered in accordance with the Warrant Agreement against payment therefor, the Warrants are valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

In connection with the opinion expressed above, we have assumed that the Company is validly existing as a corporation in good standing under the laws of Luxembourg and that the Registration Statement shall have been declared effective and such effectiveness shall not have been terminated or rescinded. With respect to the validity of the Ordinary Shares that are issuable by the Company upon exercise of the Warrants, you have received, and we understand that you are relying upon, the opinion of Clifford Chance, Luxembourgish counsel to the Company.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the reference to our name under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

February 23, 2022	2